KMB: Kumba Resources Limited - Renewal Of Cauti...

Kumba Resources Limited - Renewal Of Cautionary Announcement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)

RENEWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement published on 5 May 2006 relating to a proposed empowerment transaction (the Transaction), Kumba shareholders are advised that good progress has been made in finalising the agreements and funding arrangements required to implement the Transaction. The final date of dispatch of a circular to shareholders setting out the final terms of the Transaction and convening a general meeting of shareholders to consider the Transaction will be determined once the legal agreements have been finalised. Accordingly, Kumba shareholders are advised to continue exercising caution when dealing in their Kumba shares until such time as a further announcement is published.

Pretoria
15 June 2006

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sponsor: J.P. Morgan Equities Limited
Date: 15/06/2006 10:00:35 AM Produced by the JSE SENS Department



15/06/2006 Source: JSE NEWS SERVICE



KMB: Kumba - Accident at Kumba"s Glen Douglas M...

Kumba - Accident at Kumbas Glen Douglas Mine
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)

ACCIDENT AT KUMBAS GLEN DOUGLAS MINE

Kumba to launch a thorough investigation into the fatal accident at its Glen Douglas Mine.

It is with regret that Kumba Resources (Kumba) reports that an accident at its Glen Douglas Mine in Gauteng Province has claimed the life of three of its employees and injured one employee.

The deceased, whose names are being withheld until their next of kin have been informed, were traveling in a company-owned minibus during change of shift, at 06h30 on Saturday, 3 June 2006 in the mine area. A dump truck whose brakes had apparently failed, while descending a ramp, collided with the minibus. Of the four occupants in the minibus, three were killed on impact and one sustained minor injuries.

According to Ernst Venter, Kumbas acting Executive Director: Operations, a thorough investigation will be launched into the accident in conjunction with the Department of Minerals and Energy.

Dr Con Fauconnier, chief executive of Kumba Resources, and members of top management immediately traveled to Glen Douglas to offer support and to convey their condolences. Firstly, I would like to express my personal condolences and that of all our colleagues in Kumba to the families, friends and colleagues of the deceased with their tragic loss. Our people are of the utmost importance to us, Dr Fauconnier said. Safety is a top priority at Kumba, because we value the life of each and every person working at our operations. Any accident, fatal or otherwise, is unacceptable to us and we will make sure that any insight gained from the investigation of this accident is applied throughout all our operation to ensure that a similar accident does not occur in the future , he added.

5 June 2006

Editors Note:

One of the largest South African-based mining companies listed on the JSE Limited, Kumba Resources is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Kumbas empowerment transaction will establish Exxaro as South Africas flagship empowerment mining company with an enterprise value of approximately R16 billion - this will be South Africas
largest black-owned, controlled and managed company. Exxaro will be controlled by broad-based BEE groups via BEE Holdco, the black controlled holding company holding 55% of Exxaro. Womens groups will hold a 17.8% effective and fully funded interest in BEE Holdco. www.kumbabee.com

For further information:
Trevor Arran
General Manager: Kumba Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444

Sponsor: J.P.Morgan Equities Limited
Date: 05/06/2006 04:20:05 PM Produced by the JSE SENS Department

05/06/2006 Source: JSE NEWS SERVICE